

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. César Alierta Izuel
Chief Executive Officer
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re: Telefónica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 1-09531**

Dear Mr. Izuel:

We have reviewed your response letter dated November 26, 2010 and have the following comments. As noted in our letter dated September 2, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009

(2) Basis of Presentation of the consolidated Financial Statements

c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10

1. We have carefully considered your response to prior comments one and two provided in your letter dated November 26, 2010. We also reviewed the terms and conditions set forth in your Subscription Agreement with China Unicom Limited that was signed on

September 6, 2009 ("Subscription Agreement"). We do not agree with your conclusion that the nature of those terms and conditions resulted in the Subscription Agreement not being binding until they were all satisfied.   It appears that the Subscription Agreement was a binding contract at the date it was signed, September 6, 2009, and should have been recorded at that time.

We note that you concluded that the Subscription Agreement was not within the scope of IAS 32 or IAS 39 based on your interpretation of paragraph 2(g) of IAS 39, which applies to "any forward contract between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date." You indicated in your response to prior comment two that "after this transaction, [your] investment in China Unicom was considered as an investment in an associate." It is not appropriate to apply paragraph 2(g) of IAS 39 to investments in associates by analogy. Refer to paragraph BC24D of IAS 39. As such, we do not agree with your conclusion that the Subscription Agreement is not within the scope of IAS 32 or IAS 39.

It appears that the Subscription agreement should have been accounted for on the date it was signed, September 6, 2009, and accounted for in accordance with paragraph A35(c) of IAS 39.

2. Please provide us with the calculations and assumptions used to determine your estimate of the derivative liability amount at October 21, 2009 which you provided in your response to prior comment two.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director